

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2025

Ryan Ellson
Chief Financial Officer
Gran Tierra Energy Inc.
500 Centre Street S.E.
Calgary, Alberta Canada T2G 1A6

> **Re: Gran Tierra Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **File No. 001-34018**

Dear Ryan Ellson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation